Mail Stop 3561

May 3, 2010

Via U.S. Mail

Ruth Shepley
6046 FM 2920, Suite 619
Spring, TX 77379

Re: **DE Acquisition 1, Inc.**
Form 10
Filed April 7, 2010
File No. 000-53924

DE Acquisition 2, Inc.
File No. 000-53925

DE Acquisition 3, Inc.
File No. 000-53926

DE Acquisition 4, Inc.
File No. 000-53927

DE Acquisition 5, Inc.
File No. 000-53928

DE Acquisition 6, Inc.
File No. 000-53929

Dear Ms. Shepley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

2. Please tell us why it is necessary to file six separate Form 10 registration statements at this time, given that none of the six entities has assets and you state you do not have immediate plans to conduct an acquisition. We also note that a separate reporting obligation will be triggered for each Form 10 upon effectiveness.

3. Please revise throughout to improve the readability of your document by removing HTML headers and other errant text such as "placeplaceplace."

Risk Factors

There is currently no trading market for our common stock, page 5

4. Please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

We cannot assure you that following a business combination, page 6

5. Please revise to move the last two paragraphs to a separate risk factor

Item 5. Directors and Executive Officers, page 9

6. Please revise your director biography to provide the information called for by amended Item 401(e)(1)-(2) of Regulation S-K, including any other directorships held in the last five years with reporting companies.

Current Blank Check Company Experience, page 9

7. Please revise to ensure that all entities are listed accurately or explain the reason that one or more of the other five DE Acquisition entities may be omitted from this list in each entity's filing. In addition, please revise this disclosure in the Form 10-12G for each DE Acquisition entity for accuracy and consistency.

Item 10. Recent Sales of Unregistered Securities, page 11

8. Please revise to disclose the aggregate value of the services received by the company in exchange for the shares.

Report of Independent Registered Public Accounting Firm+

9. The report of your independent accountants refers to the statement of shareholders' deficit. However, the financial statement on page 15 reflects the title 'Statement of Stockholders' Deficit'. Please revise for consistency in this filing and all related Forms 10-12G for DE Acquisition entities.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflet at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3324 with any other questions.

Regards,

John Stickel
Attorney-Advisor

cc: Via facsimile (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP